05009564

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

June 30, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 07 2005 WASH, D.C. 185 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 30, 2005	Stock Exchange Announcement – Director Shareholding – Long Term Incentive Plan – J Hewitt and R Butler

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JUL 11 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-75.doc
T: 071505

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

REG-Electrocomponents Director Shareholding

RNS Number:2777O
Electrocomponents PLC
30 June 2005

ELECTROCOMPONENTS PLC ("Electrocomponents")

Long Term Incentive Plan (the " Plan") - 1999 Awards

Electrocomponents announces the following:

In July 1999, the Remuneration Committee recommended to the Trustee of the Electrocomponents Employee Trust that conditional awards of Electrocomponents 10p ordinary shares ("Shares") be made under the Plan to Mr J. L. Hewitt. (Deputy Chairman and Group Finance Director), and Mr R. B. Butler (Chief Process Officer)

On 3 July 2002, the Remuneration Committee confirmed that in accordance with the terms of the Performance Target set for the Awards granted in July 1999, they have recommended to the Trustee that:

28,869 of the original Award of 50,916 Electrocomponents Shares should be transferred to Mr. Hewitt 20,208 of the original Award of 35,641 Electrocomponents Shares should be transferred to Mr. Butler

The transfers to be made for nil consideration and subject to the additional condition that the participants may not, in normal circumstances sell the shares before 30 June 2005. On that date, ownership of the shares became no longer subject to forfeiture and a liability for income tax and National Insurance on the value of the shares was created.

The Company has been informed that on 30 June 2005:-

Mr Hewitt sold 11,837 Electrocomponents Shares at a price of 240.25p. The net proceeds from the sale will be used to meet his income tax and National Insurance liability as detailed above

Mr Butler sold 8,286 Electrocomponents Shares at a price of 240.25p. The net proceeds from the sale will be used to meet his income tax and National Insurance liability as detailed above

Following these transactions, Mr Hewitt has an interest in 63,545 Shares and Mr Butler has an interest in 30,063 Shares, together representing less than 0.1% of the issued share capital of the Company.

In addition, as the Trust is a discretionary trust, each of the directors is, together with other employees of the Company and its subsidiaries, a beneficiary of the Trust and therefore interested in all of the shares in the Trust. As at 30 June 2005 there were 308,416 shares in the Trust.

CARMELINA CARFORA
GROUP COMPANY SECRETARY
30 June 2005